Exhibit 100.1

NICE inContact CXone Delivers Big Payoff of $25.9 Million For
 Representative 1,100 Seat Organization

Independent Research Firm Reveals CXone Delivers Rapid Payback Period of Just Over
 Three Months

Salt Lake City, February 28, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that the Total Economic ImpactTM of NICE inContact CXone, a study conducted by independent research firm Forrester Consulting and commissioned by NICE inContact, reveals CXone delivers a three-year total benefit of $25.9 million and a net present value (NPV) of $19.8 million for a composite contact center operation of 1,100 seats; the composite represents aggregated feedback from multiple CXone customers. The study also cites a rapid payback period of just over three months.

A total benefit of $25.9 million drove the CXone three-year ROI of 323 percent, which includes:

•	Improved customer experience with a cost savings of $22.4 million
•	Incremental gross profit of $1.1 million
•	Reduced contact center cost of $2.4 million

The Total Economic Impact of NICE inContact CXone models a composite based on a typical enterprise customer characterized by complex and custom needs. The modelled deployment includes connectivity needs across applications, infrastructure and multiple vendor telephony systems, and involves a comprehensive customer success model that minimizes operational risks, sets strategic direction and continually improves operations and processes in order to create significant business value.

“The $25.9 million total benefit for a typical 1,100 seat organization demonstrates that CXone is able to deliver a big payoff for complex customer needs in a short payoff window,” said Paul Jarman, CEO of NICE inContact.

Forrester captured and aggregated feedback from companies that migrated from on-premises contact center technology to NICE inContact CXone. The study covers the financial benefits of migrating from on-premises contact center technology to NICE inContact CXone – a unified, scalable cloud customer experience platform – while also demonstrating how CXone can improve customer experience and efficiency for large contact centers.

The study cites additional unquantified benefits of moving to the NICE inContact CXone cloud platform, including improved customer satisfaction. One customer who switched to the CXone platform:

•	Achieved a 10 percent reduction in average handle time
•	Improved first call resolution from 40 percent to 70 percent
•	Increased customer satisfaction scores from 59 percent to 85 percent

The CXone platform also delivers enhanced self-service capabilities that enable businesses to automate administrative tasks, free-up agent resources and improve overall contact center efficiency. One customer systematically removed 10 to 20 percent of calls from live agent queues by deploying a virtual agent through NICE inContact CXone.

Businesses need a robust contact center solution that improves agent efficiency, reduces cost to serve and improves customer experience – as well as one that offers easy measurement of ROI, as with the commissioned NICE inContact CXone ROI Estimator delivered by Forrester Consulting. The Total Economic Impact study quantifies cost, benefit and strategic value of migrating from on-premises contact centers to NICE inContact CXone. Businesses looking to modernize and improve ROI can move from multiple disparate and inflexible on-premises systems to CXone in the cloud.

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Omnichannel Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

“At NICE inContact, we are committed to helping our customers transform their customer experience, while improving efficiency, scalability and ROI. Large contact centers are at the tipping point of modernizing legacy on-premises technology to cloud,” said Paul Jarman, CEO of NICE inContact. “We believe Forrester’s Total Economic Impact Study validates how the CXone cloud customer experience platform is driving business benefits in enterprise environments, while improving agent and customer experiences.

“Investing in customer experience technologies are a priority to win, serve, and retain customers [in the age of the customer]. … Companies also have to provide ease through omnichannel engagement, effectiveness in first call resolution, and emotional connections that showcase preemptive or proactive care. Fulfilling these needs will require a contact center that can easily and quickly scale up agents … as well as leveraging CRM integrations and real-time data analytics to resolve customer issues more effectively,” according to the Forrester study. The Total Economic Impact of NICE inContact CXone found a three-year composite financial impact of 323 percent ROI when migrating to NICE inContact CXone from on-premises contact center systems.

Download Forrester’s full Total Economic ImpactTM of NICE inContact CXone.

Access the NICE inContact CXone ROI Estimator.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.